SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 2, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•                  Pekka Lundmark appointed President and CEO of Nokia; Rajeev Suri to step down after more than a decade as President and CEO of Nokia and Nokia Siemens Networks

•                  Notice of the Annual General Meeting of Nokia Corporation

STOCK EXCHANGE RELEASE March 2, 2020

Nokia Corporation
Inside information
March 2, 2020 at 8:15 (CET +1)

Pekka Lundmark appointed President and CEO of Nokia; Rajeev Suri to step down after more than a decade as President and CEO of Nokia and Nokia Siemens Networks

Espoo, Finland — Nokia’s Board of Directors has appointed Pekka Lundmark as President and Chief Executive Officer of Nokia. Lundmark is expected to start in his new role on September 1, 2020.

Lundmark is currently President and CEO of Fortum, a leading energy company based in Espoo, Finland, where he consistently delivered robust total shareholder returns, successfully renewed the company’s strategy, and positioned it to be a strong player in the transforming global energy sector. Prior to Fortum, Lundmark served as President and CEO of Konecranes, a global material-handling technology leader, and from 1990-2000 he held multiple executive positions at Nokia, including Vice President of Strategy and Business Development at Nokia Networks. Lundmark holds a Master of Science degree from Helsinki University of Technology. He will be based in Espoo, Finland.

“With the acquisition of Alcatel-Lucent behind us and the world of 5G in front of us, I am pleased that Pekka has agreed to join Nokia,” said Risto Siilasmaa, Nokia Board Chair. “He has a record of leadership and shareholder value creation at large business-to-business companies; deep experience in telecommunications networks, industrial digitization, and key markets such as the United States and China; and a focus on strategic clarity, operational excellence and strong financial performance.”

“I am honored to have the opportunity to lead Nokia, an extraordinary company that has so much potential and so many talented people,” said Lundmark. “Together we can create shareholder value by delivering on Nokia’s mission to create the technology to connect the world. I am confident that the company is well-positioned for the 5G era and it is my goal to ensure that we meet our commitments to our customers, employees, shareholders and other stakeholders. Strong values, leading innovation and unflinching commitment to our customers have always been core to Nokia and I want to put this even more at our center as we move forward.”

Rajeev Suri, Nokia’s current President and CEO, indicated earlier to the Board that he was considering stepping down from his role at some point in the future, provided a solid succession plan was in place. Nokia’s Board of Directors has conducted a structured process for CEO succession and has been working closely with Suri to develop internal candidates and identify external candidates. That process culminated today, March 2, 2020, when Nokia’s Board of Directors made the decision to move forward with Lundmark’s appointment.

1

“After 25 years at Nokia, I have wanted to do something different,” said Suri. “Nokia will always be part of me, and I want to thank everyone that I have worked with over the years for helping make Nokia a better place and me a better leader. I leave the company with a belief that a return to better performance is on the horizon and with pride for what we have accomplished over time. Pekka is an excellent choice for Nokia. I look forward to working with him on a smooth transition and wish him the best success in his new role.”

“On behalf of the entire Board of Directors I would like to thank Rajeev for his many contributions to Nokia, where he has served with both honor and distinction,” said Siilasmaa. “Rajeev’s loyalty, commitment, and deep personal integrity have served as an example to all of Nokia. I know that Rajeev will, like myself, always have Nokia blue running through his veins.”

Suri will leave his current position on August 31, 2020 and continue to serve as an advisor to the Nokia Board until January 1, 2021. During his tenure as CEO of Nokia and Nokia Siemens Networks, Suri led a significant consolidation of the telecommunications infrastructure sector; a fundamental turnaround of Nokia Siemens Networks including the disposal of multiple non-core assets; massive growth in the company’s highly profitable patent licensing business; the integration of Alcatel-Lucent; and successful diversification into new software and enterprise markets. Under his leadership, Nokia became one of the top two players in telecommunications infrastructure, rising from a number four position, with the scope and scale for long-term success.

“Pekka is the right person to lead Nokia in the coming years,” said Sari Baldauf, Nokia Board Vice Chair and Chair nominee. “I look forward to working closely with him and Nokia’s leadership team to build an even stronger company, one well positioned for the future.”

“I would also like to extend my personal thanks to Rajeev,” continued Baldauf. “He has been at the heart of a dramatic transformation of Nokia into one of the top players in the telecommunications infrastructure industry. His time at Nokia has been characterized by significant achievements, a relentless customer focus and a clear commitment to building a company culture based on both performance and respect. Rajeev leaves Nokia with my gratitude and appreciation for all he has done for the company.”

A press conference for media will be held today at 11:00 EET at Nokia’s Executive Experience Center at Karakaari 18, Espoo, and via webcast at https://my.icareus.com/web/bright/player/embed/webcast?eventId=42144713&playerId=42073592. Members of the media are kindly requested to bring their press credentials.

***

About Pekka Lundmark

Born: 1963

Nationality: Finnish

Master of Science, Helsinki University of Technology, Department of Technical Physics, 1988

2

Married, three children

Professional experience

Fortum Corporation, President and CEO, September 2015 - current

Konecranes Plc, President and CEO, 2005 - 2015

Konecranes Plc, Group Executive Vice President, 2004 - 2005

Hackman Oyj Abp, President and CEO, 2002 - 2004

Startupfactory Oy, Managing Partner, 2000 - 2002

Nokia Corporation, various executive positions, 1990 - 2000

About Nokia
We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Katja Antila, Head of Media Relations

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost

3

reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; as well as the overall readiness of the 5G ecosystem; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G and increased digitalization; M) expectation regarding our customers’ future capital expenditure constraints and our ability to satisfy customer concerns; and N) statements preceded by or including “believe”, “expect”, “expectations”, “consistent”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment ; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications

4

industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 60 to 75 of our 2018 annual report on Form 20-F published on March 21, 2019

5

under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

6

STOCK EXCHANGE RELEASE

Nokia Corporation
Stock Exchange Release
March 2, 2020 at 14:30 (CET +1)

Notice of the Annual General Meeting of Nokia Corporation

Notice is given to the shareholders of Nokia Corporation (the “Company”) of the Annual General Meeting to be held on Wednesday, April 8, 2020 at 2:00 p.m. at Helsinki Messukeskus, Messuaukio 1, Helsinki, Finland. The reception of persons who have registered for the Meeting will commence at 12:30 p.m.

A. Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

3. Election of a person to confirm the minutes and a person to verify the counting of votes

4. Recording the legal convening of the Meeting and quorum

5. Recording the attendance at the Meeting and adoption of the list of votes

6. Presentation of the Annual Accounts, the review by the Board of Directors and the auditor’s report for the year 2019

- Review by the President and CEO

7. Adoption of the Annual Accounts

8. Resolution on the use of the profit shown on the balance sheet

The Board proposes to the Annual General Meeting that no dividend be paid based on the balance sheet to be adopted for the financial year ended on December 31, 2019.

9. Resolution on the discharge of the members of the Board of Directors and the President and CEO from liability

10. Addressing the Remuneration Policy

Presentation of the Remuneration Policy to the Annual General Meeting. The Policy applicable to the President and CEO and the Board of Directors will be available on the Company’s website www.nokia.com/agm later this week. The resolution on the Remuneration Policy is advisory.

11. Resolution on the remuneration to the members of the Board of Directors

On the recommendation of the Board’s Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the annual fee payable to the Board members elected at the same meeting for a term ending at the close of the next Annual General Meeting remains at current level: EUR 440 000 for the Chair of the Board, EUR 185 000 for the Vice Chair of the Board and EUR 160 000 for each Board member. In addition, it is proposed that the Chair of the Audit Committee and the Chair of the Personnel Committee will each receive an additional annual fee of EUR 30 000, Chair of the Technology Committee an additional annual fee of EUR 20 000 and other members of the Audit Committee an additional annual fee of EUR 15 000 each.

The Board also proposes that a meeting fee for Board and Committee meetings be paid to all the other Board members, except the Chair of the Board, based on travel required between the Board member’s home location and the location of a meeting. The meeting fee would be paid for a maximum of seven meetings per term and remain on the following levels: EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel.

Furthermore, the Board also proposes that members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work.

It is proposed that approximately 40% of the annual fee be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The meeting fee, travel expenses and other expenses would be paid in cash.

12. Resolution on the number of members of the Board of Directors

On the recommendation of the Board’s Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the number of Board members be nine (9).

13. Election of members of the Board of Directors

Risto Siilasmaa and Olivier Piou have informed that they will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. Accordingly, the Board, on the recommendation of the Board’s Corporate Governance and Nomination Committee, proposes to the Annual General Meeting that the following current Nokia Board members be re-elected as members of the Board for a term ending at the close of the next Annual General Meeting: Sari Baldauf, Bruce Brown, Jeanette Horan, Edward Kozel, Elizabeth Nelson, Søren Skou, Carla Smits-Nusteling and Kari Stadigh. In addition, it is proposed that Thomas Dannenfeldt who is a former Chief Financial Officer of Deutsche Telekom be elected as a member of the Board of Directors for the same term.

All candidates for the Board of Directors are presented on the Company’s website www.nokia.com/agm.

14. Election of Auditor for the financial year 2021

In 2019 Nokia finalized the mandatory audit firm selection procedure concerning the audit for the financial year 2020. Consequently, Deloitte Oy was elected as the auditor of the Company for the financial year 2020 already in the Annual General Meeting 2019. Therefore, on the recommendation of the Board’s Audit Committee, the Board now proposes to the Annual General Meeting that Deloitte Oy be re-elected as the auditor of the Company for the financial year 2021.

15. Resolution on the remuneration of the Auditor

On the recommendation of the Board’s Audit Committee, the Board proposes to the Annual General Meeting that the auditor elected at the Annual General Meeting be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

16. Authorization to the Board of Directors to resolve to repurchase the Company’s own shares

The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 550 million shares, which corresponds to less than 10 per cent of the Company’s total number of shares. The repurchases under the authorization are proposed to be carried out by using funds in the unrestricted equity, as resolved by the Board, which means that the repurchases will reduce distributable funds of the Company.

The price paid for the shares under the authorization shall be based on the market price of Nokia shares on the securities markets on the date of the repurchase. Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board. The Company may enter into derivative, share lending or other arrangements customary in capital market practice.

The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). The Board shall resolve on all other matters related to the repurchase of Nokia shares.

It is proposed that the authorization be effective until October 7, 2021 and terminate the authorization for repurchasing the Company’s shares granted by the Annual General Meeting on May 21, 2019.

17. Authorization to the Board of Directors to resolve to issue shares and special rights entitling to shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to issue in total a maximum of 550 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or more issues during the effective period of the authorization. The Board may issue either new shares or treasury shares held by the Company. The proposed maximum amount corresponds to less than 10 per cent of the Company’s total number of shares as of the date of this proposal.

Shares and special rights entitling to shares may be issued in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans or for other purposes resolved by the Board.

The Board would resolve on all terms and conditions of the issuance of shares and special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act.

It is proposed that the authorization be effective until October 7, 2021 and terminate the authorization for issuance of shares and special rights entitling to shares resolved at the Annual General Meeting on May 21, 2019. The proposed authorization terminates also the authorization by the Extraordinary General Meeting held on December 2, 2015 granted to the Board for issuance of shares in order to implement the combination of Nokia and Alcatel Lucent.

18. Shareholder’s proposal on amendment of the Articles of Association

A private individual shareholder proposes that the Annual General Meeting resolves to amend Article 4 of the Articles of Association. The shareholder proposes to decrease the maximum number of Board members so that the Board of Directors would comprise of a minimum of five (5) and a maximum of seven (7) ordinary members with a maximum of two (2) deputy members, to set an age limit of 70 years for board members and to follow strict gender balance when filling seats in the Board of Directors with a requirement to explain any deviation.

The full proposal of the shareholder as well as the current Articles of Association of the Company are available on the Company’s website at www.nokia.com/agm.

Company’s assessment of the shareholder’s proposal

The Corporate Governance and Nomination Committee of the Board of Directors monitors significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies. While the Committee welcomes the individual shareholder’s view, it considers that the proposal is not fully in line with widely recognized corporate governance practices. The proposal, if approved, would unjustifiably limit the Committee’s ability to propose a Board composition that is required to ensure an efficient Board with diverse mix of skills and experience as well as sufficient time for directors to focus on Board and Committee work for the benefit of the shareholders.

Considering the nature of and responsibilities related to Board work and Nokia Board having established four committees, a maximum of seven ordinary Board members would not be adequate. In addition, inflexible age limits are not in line with the Board’s diversity principles and would exclude members who may have valuable experience. Furthermore, Nokia already has a strong commitment to gender diversity. During the past years at least 40% of both genders have been represented in the Board.

Consequently, in line with the Corporate Governance and Nomination Committee, the Board of Directors does not consider the proposal to be either feasible or necessary for Nokia and recommends that the shareholder proposal be rejected at the Annual General Meeting.

However, should the Annual General Meeting anyway approve the private shareholder’s proposal to amend the Articles of Association, the Board would convene an extraordinary general meeting as soon as practicable in order to address the number of the members of the Board of Directors and the composition of the Board in accordance with the amended Articles of Association. Possible amendment of the Articles of Association and resolutions regarding the Board would be registered and come into force following the extraordinary general meeting.

19. Closing of the Meeting

B. Documents of the Annual General Meeting

The proposals of the Board of Directors and the shareholder relating to the agenda of the Annual General Meeting as well as this notice are available on the Company’s website at www.nokia.com/agm. The Remuneration Policy and “Nokia in 2019” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report, are expected to be available on the above-mentioned website later this week. These documents will also be available at the Meeting and copies of these documents will be sent to shareholders upon request. The minutes of the Annual General Meeting will be available on the Company’s website www.nokia.com/agm at the latest on April 22, 2020.

C. Instructions for the participants in the Annual General Meeting

1. The right to participate and registration

Each shareholder, who on March 27, 2020 is registered in the Register of Shareholders of the Company, has the right to participate in the Annual General Meeting. A shareholder, whose shares are registered on his/her Finnish book-entry account, is automatically registered in the Register of Shareholders of the Company. If you do not have a Finnish book-entry account, see section 4. Holders of Nominee registered shares or 5. Holders of American Depositary Receipts (ADR).

A shareholder, with a Finnish book-entry account, who wishes to participate in the Annual General Meeting, must register for the Meeting by giving prior notice of attendance no later than on April 1, 2020 at 4:00 p.m. (Finnish time) by which time the registration needs to be received by the Company. Such notice can be given:

a) through the Company’s website at www.nokia.com/agm;

b) by telephone to +358 20 770 6870 from Monday to Friday at 09:00 a.m. to 4:00 p.m. (Finnish time); or

c) by letter to the Register of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder is required to notify his/her name, personal identification number, address, telephone number, the name of a possible assistant and the name and the personal identification number of a possible proxy representative.

2. Advance voting service

A shareholder, who has a Finnish book-entry account, may vote in advance on certain items on the agenda of the Annual General Meeting through the Company’s website from March 2, 2020 until 4:00 p.m. (Finnish time) on April 1, 2020. Unless a shareholder voting in advance will be present in person or by proxy in the Meeting, he/she may not be able to exercise his/her right under the Finnish Limited Liability Companies Act to request information or a vote in the Meeting and if decision proposals regarding certain agenda item have changed after the beginning of the advance voting period, his/her possibility to vote on such item may be restricted. The conditions and other instructions relating to the electronic advance voting may be found on the Company’s website www.nokia.com/agm.

The Finnish book-entry account number of the shareholder is needed for voting in advance.

3. Proxy representatives and powers of attorney

A shareholder may participate in the Annual General Meeting and exercise his/her rights at the Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Annual General Meeting. Should a shareholder participate in the Meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Annual General Meeting. Powers of attorney should be delivered to Nokia’s Register of Shareholders at the above- mentioned address or via email to agm@nokia.com before the last date for registration.

4. Holders of nominee registered shares

A holder of nominee-registered shares has the right to participate in the Annual General Meeting by virtue of such shares, based on which he/she on the record date of the Annual General Meeting, i.e. on March 27, 2020, would be entitled to be registered in the shareholders’ register of the company held by Euroclear Finland Oy. The right to participate in the Annual General Meeting requires, in addition, that the shareholder on the basis of such shares has been registered into the temporary shareholders’ register held by Euroclear Finland Oy at the latest by April 3, 2020 by 4:00 p.m. (Finnish time). As regards nominee-registered shares this constitutes due registration for the Annual General Meeting.

A holder of nominee-registered shares is advised to request without delay necessary instructions regarding the temporary registration in the shareholders’ register of the company, the issuing of proxy documents and registration for the AGM from his/her custodian bank. The account management organization of the custodian bank will temporarily register a holder of nominee-registered shares, who wants to participate in the AGM, into the shareholders’ register of the company at the latest by the time stated above. Further information on these matters can also be found on the company’s website www.nokia.com/agm.

5. Holders of American Depositary Receipts (ADR)

A holder of American Depositary Shares (ADR) intending to vote at the Annual General Meeting shall without delay notify the Depositary Bank of Nokia, Citibank, N.A., of his/her intention and shall comply with the instructions provided by Citibank, N.A.

6. Other instructions and information

On the date of this notice of the Annual General Meeting the total number of shares in Nokia Corporation and votes represented by such shares is 5 653 886 159.

Doors of the meeting venue will open at 12:30 p.m. The shareholders, their representatives and possible assistants are required to prove their identity at the entrance. Coffee will be served before the Meeting. The Meeting will be conducted primarily in Finnish, and simultaneous translation will be available into Swedish and English, and as necessary, into Finnish.

Pursuant to Chapter 5, Section 25 of the Finnish Limited Liability Companies Act, a shareholder who has given prior notice of attendance and is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

March 2, 2020

BOARD OF DIRECTORS

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate